

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2012

Via E-mail
Maurro Baessato
President, Chief Executive Officer and Director
Valmie Resources, Inc.
9190 Double Diamond Parkway
Reno, Nevada 89521

>   **Re: Valmie Resources, Inc.**
>   **Registration Statement on Form S-1**
>   **Amendment No. 3 Filed August 14, 2012**
>   **File No. 333-180424**

Dear Mr. Baessato:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   It appears you have deleted the entire paragraph following the heading Securities Being Offered in response to prior comment 1. Please revise to include the deleted paragraph and clearly state that the selling shareholders will sell their shares at a fixed price of $0.10 per share until the shares are quoted on the Over-The-Counter Bulletin Board or other listed exchange.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

2.   We note your statement that "our existing funds will cover our general and administrative expenses until August 31, 2012". Please revise to update your disclosure as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ruairi Regan at (202) 551-3269 or David Link at (202) 551-3356 if you have any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc (via email): Faiyaz Dean